

OneGlobe Citizen

Travel Like a Local

2016 Investment Brief


Executive Summary

OneGlobe Citizen (OGC) is a social travel platform built to educate, inspire, and connect the world through B2C and C2C connections. Seamlessly blending user submissions and business offerings with curated content, OGC draws unique perspectives from the daily lives of members who are planning trips, jet setting around the globe, or merely exploring their own cities. The platform aggregates user interests and trends to promote content that is customized to the user's tastes. For the user who wants to explore the globe free of constraints, a fully immersive content map is designed to allow freedom to roam through countries and cities stocked with local content, like-minded users, and value-aligned business options. For businesses that rely on the travel industry, as well as bloggers who seek to promote their experiences to an extended audience, OGC offers an elegant blend of social connectivity and e-commerce. Notably, this platform is first to meet the needs of socially conscious and globally minded users interested in genuine human connection with geo-tagged, user-submitted content.

The vision for OneGlobe Citizen's brand is derived from founder Brenden Dougherty, a successful business financier and highly cognizant world traveler. Sparked by a late night encounter in a Russian hostel, Dougherty was struck by the underlying commonality that existed between four strangers discussing their respective lives in a poorly lit stairwell while sharing travel experiences and local recommendations. Dougherty's passport reflects his vast international interests, rooted in a passion for exploring remote communities. He built OGC from the framework of his practical business and leadership expertise, while incorporating the creative design elements that only a true global citizen can possess. He has subsequently led a team of five highly sought after team members and more than 60 volunteers—including editors, strategists, writers, actors, videographers, photographers, and business professionals—to build the strong foundation that now supports the OGC brand. He has also spent the past year seeking out and fostering valuable business relationships within the travel industry, which have already positioned OGC as a sought-after partner for both social and content enterprise.

The team is currently building a brand following through a digital culture and travel publication, IamTheGlobe.com as well as multiple company-sponsored events while partnering with nationally influential media groups and internationally leading accommodation companies. The marketing strategy includes campaigns to be featured on national news outlets with the goal of attracting a brand following prior to product launch.

The company was founded in February 2016, with seed funding from internal investors to support Phase 1 of the business strategy. The product will be built on a progressive coding platform that allows simultaneous mobile and web development.

The development team has been successfully sourced and will commence upon closing the current raise of $625,000 in exchange for 12.5% of the company. Current timelines predict the product is due to launch at the beginning of 2017.

 **OneGlobe Citizen LLC**

Investment Summary

OneGlobe Citizen seeks an investment of $625,000 for mobile platform development, content production, strategic marketing initiatives, and working capital. Capital is to be raised in the form of debt convertible equity and a Reg. D 506(c) private offering from accredited investors.

Use of Proceeds	Amount
Working Capital	$411,000
Web/Mobile Platform Development	$147,000
Financing	$45,600
Content Production	$48,000
Marketing Program	$21,800
Total	**$625,000**

Company Data	
Entity Type	Illinois Limited Liability Company
Class A Common Units Authorized	1,500,000
Class A Common Units Outstanding	214,041
Total Units Outstanding	**214,041**
Market Cap (pre-funding)	$4,480,000
Available Units (Fully Subscribed)	214,041
Market Cap (post-funding estimate)	$5,005,000
Total Shares Outstanding (post- funding)	**1,500,000**

Opportunity

The millennial demographic strongly desires to communicate, interact, and familiarize themselves with both local and international communities. Current tech platforms in the market share a fatal flaw of being built with only the local community in mind, leaving the international community under-explored. OGC seeks to build in the opposite direction, to think globally in order to magnify locally. The travel and social media industries have seen tremendous international growth as the tech industry has worked to connect the world. OGC is built to harness all that work behind the banners of *Global Citizenship* and *Cultural Immersion*.

A sample of market data that supports OGC's brand vision:
- 65% of millennials keep up with international news
- 55% of those millennials do so to "stay informed and be better citizens"
- 47% of Facebook users seek out the platform for news, yet 88% engage in news content—a "bump into" content consumerism stemming from social media platforms
- 1.133 billion international tourist arrivals in 2014; 40% in developing countries
- 30.4 million Americans read digital travel media
- 20% projected increase in Internet publishing revenue by 2021 ($75 to $84 billion)
- 67% growth in the online advertising market by 2019 ($170 to $252 billion)
- 20% projected increase in average time spend in-app from 2014-2017

Sources: Medianinsight, Statista, and eMarketer


Achievements

OGC has achieved the following milestones since inception in February 2015:

- Successfully raised initial starting capital from internal investors
- Gained acceptance into the mission-selective 1871 startup incubator community
- Recruited the initial contributors and executive team
- Staffed and collaborated with over 60 professionals in the fields of editing, writing, acting, graphic design, artistry, business development, marketing, and videography
- Designed product and created build strategy with development team
- Trademarked the OGC brand and acquired domain www.OneGlobeCitizen.com
- Successfully beta-launched the initial OGC website on June 5, 2015
- Managed launch marketing campaign in under $10,000 of expenses
- Initiated the design patent for the platform
- Developed a comprehensive editorial and publishing process
- Created brand guidelines to streamline the growth strategy and refine brand
- Developed two-year business strategy for short- and long-term growth outlook

Revenue Generation

OneGlobe Citizen is a social media platform that combines a large, international user base with strategic content. The platform is designed for both individual users and corporate enterprises seeking to publish their own business content. OGC-generated revenue will derive from five sources: (1) Internal content promotion model, (2) business subscription model, (3) external advertisers seeking the large international user base, (4) corporate enterprises producing sponsored content, and (5) partnering content agencies purchasing original editorial content.

Internal Content Promotion
All users will have the ability to promote their own content using internal tools that disseminate the promoted content to a targeted demographic or geo-location on the platform. This service will be heavily marketed to professional travel bloggers.

Business Subscription Model
Businesses in the travel and leisure industry can subscribe their enterprises to utilize OGC business accounts to promote sponsored content showcasing their products or services. OGC users will receive recommended content from businesses subscribed to this model that is tailored to each user's interests based on user data analytics. There is a monthly subscription fee to join as a sponsored business. This subscription revenue model will be implemented after a target number of users have been on-boarded and initial analytics into the user base has been produced.

External Advertisers
The OGC application's user base is a heavily targeted market in the advertisement industry. The platform primarily serves an international travel demographic between 15–40 years of age. The entire travel industry can also find value in reaching out to this user base to promote accommodations, entertainment, transportation, food services, booking agencies, etc.


Strategic Development

Sponsored Content
The platform is designed for content to be categorized and viewed by both geo-located and interest-based categories. A company seeking to engage with our community can pay for their sponsored content to be strategically viewed by selected users of their choosing. The OGC editorial staff can contract out our talents to create branded content that will be align with the OneGlobe Citizen brand, and also advertise the desired content.

Monetizing Editorial Content
The OneGlobe Citizen editorial team produces high-quality strategic original content that touches on a variety of global culture and travel topics. Content will be sold to partnering publishers to add value to their respective editorial productions, providing direct revenue to OGC and increasing brand visibility.

The platform will be built out using a coding platform that was created by the CTO and has the ability to unilaterally develop the web and mobile platforms simultaneously, thus reducing build and maintenance costs. Deep user analytics are designed throughout the product for a comprehensive view of user data, while being able to implement the user data back onto the UX in the curated environment.

OGC market development and implementation will be managed regionally. Chicago will be the initial beta market, and further growth will systematically expand to large travel hubs in the US. Each rollout phase will include a market extensively vetted for user base and content potential. Both platforms will be updated to rollout new features and technology that enhance user experience. Development will occur in five distinct phases:

Phase 1 (3 Months)
Editorial team builds cache of articles for the website launch while securing content partners to hack website content growth. Executive team builds out initial team of business professionals to guide company. Website designed and development strategized. Strategic marketing campaign created to reach users through the company's digital publication, IamTheGlobe.com. No revenue in this phase. Seed funding raised in the amount of $625,000 to begin Phase 2.

Phase 2 (6 Months)
Web and mobile platform developed and brand awareness strategies implemented. Digital publication's user analytics mined to provide actionable user data into platform launch strategy. Content partnerships continue development in anticipation of product launch. Minimal revenue generated through ad and content sponsorships.



Phase 3 (6 Months)
Website and mobile app launched. IamTheGlobe.com readers and brand followers are on-boarded as beta test users as well as strategy blogging partners. Geo-located marketing strategy implemented focusing on user acquisition. Company sponsored events are implemented in additional cities in conjunction with hostel partnership. Revenue begins through advertisement (PPC model) and partner sponsored content channels. Premium business accounts are on-boarded with a three-month free subscription model. Series A funding raised to begin Phase 4.

Phase 4 (6 months)
All platforms will be upgraded and refined to meet market data and feedback. The marketing strategy will continue to revolve around user acquisition. Internal census count will increase on the ad hoc basis. Promoted content will add to the revenue structure. New features on both mobile and website will be designed and developed for implementation at the beginning of month 18.

Phase 5 (6 months)
New tech rollout unveiled with new marketing campaign, strategically targeting new markets. Revenue generated by five strategic avenues outlined. Six-month tech refinement and implementation cycle in place. Vertical partnerships sought for acquisition or exit strategy implemented after 24 months.

Management



Brenden Dougherty – Founder & Executive Officer
Extensively studied in the practical world of cash flows, performance indicators, and financial modeling, Mr. Dougherty has worked on the trade desk of UBS and the data analytics of two premier Chicago investment management companies. His true strength lies in his ability to lead large organizations on shoestring budgets and successfully improvise in unchartered waters. He has designed and developed all marketing, editorial, tech, and business strategies for OGC. The current president of the NorthShore Associate Board, Dougherty has helped the non-profit successfully raise over $500,000, while leading over 70 members. He attended University of Illinois at Chicago.



David Soto – Operating Officer
Mr. Soto is an experienced and proven leader who brings a deep well of knowledge and sharpened tool set to the company. His passion for building businesses is only surpassed by his talents in molding cohesive and productive teams that deliver at the highest levels and under the most ambitious deadlines. He has had a successful track record in executive leadership as the CEO of American Bionutritional Care LLC, Executive Director of Asturia Ventures, CFO at Mouser & Schmillen PLLC, and Senior Partner of Benchmark Inc. Over the past 15 years, David has successfully raised over $300 million for various projects in every stage of enterprise development.



Igor Polevoy – Technical Officer



Mr. Polevoy is equal parts solutions junkie and tech innovator as a seasoned product developer and enterprise architect. He has a penchant for building products that solve real world problems while immersing users in new virtual experiences. He is currently President of Express Pigeon and CTO at Edovo. In a past life, he was the Lead Product Engineer at Groupon as well as the Enterprise Architect for Sears Holding Co. and ABN AMRO. Igor is also the lead developer for the Java Lite programming language that is used by Hewlett Packard, Yahoo!, Ebay, Amazon, Go Daddy, and many more.

Mandy Yoh – Communications Officer



Ms. Yoh is an innovative communication strategist whose obsessive delve into high-level analytics has developed a refined instinct for delivering the unexpected. She thrives in crafting brand messages that are innovative and uniquely tailored. Developing and implementing the communications platform for Chicago's tech darling, SpotHero, Mandy continued to hone her expertise while heading the communications department at ReviewTrackers. She holds the perfect balance between past success and a hunger to build bigger and bolder. Mandy received her Journalism degree from Bowling Green State University.

Steph Jurusz – Senior Editor



Ms. Jurusz is a sharp, tactful, and punchy editor whose creative talents are only enhanced by her obsessive attention to detail. She holds a MFA in Nonfiction and has over seven years of editorial experience spanning academia, creative, and corporate environments. She attended the University of Central Florida for her undergraduate studies and Columbia College for her Masters of Fine Arts. Pioneering an editorial team of globally thinking, culturally conscious writers who are able to both engage in and begin important conversations about global culture is what she enjoys most about OGC.

Exit Strategy

As OneGlobe Citizen launches new products and technical developments, the executive team will be positioning the company as an attractive merger and acquisition prospect. OGC will be building out a network of strategic partnerships that will contribute to both growth and profitability. This growth model and active user base will provide enormous value that can be leveraged into an M&A that is both strategic and profitable for the current investors and the prospective buyers, should that exit strategy be pursued.

Additionally, a public offering may also be profitable for investors in the future. With strong branding, innovative business and tech growth strategies, and highly adaptable leadership, management strongly believes in the long-term feasibility of a public offering.



OneGlobe Citizen LLC

Contact Information

Brenden Dougherty
Founder & Chief Executive Officer
312-919-9368
Brenden@OneGlobeCitizen.com

222 W Merchandise Mart
Suite 1212
Chicago, IL 60654

David Soto
Chief Operating Officer
480-316-0513
David@OneGlobeCitizen.com